UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934.CURRENT REPORT

Commission File Number 000-52792

Suspect Detection Systems, Inc.
(Exact name of registrant as specified in its charter)

150 West 56th Street, Suite 4005, New York, NY 10019
212 - 977-4126
 (Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Common Stock, par value $0.00001 per share
(Title of each class of securities covered by this Form)

N/A
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 178

Pursuant to the requirements of the Securities Exchange Act of 1934, Suspect Detection Systems, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Suspect Detection Systems, Inc.

By:	/s/ Gil Boosidan
Name:	Gil Boosidan
Title:	Chief Executive Officer

Dated: March 30, 2012